EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee
Consolidated Graphics, Inc. Employee 401(k) Savings Plan:
We consent to the incorporation by reference in the Registration Statement of Consolidated Graphics, Inc. on Form S-8 (No. 333-18435) of our Report dated June 28, 2010, on our audit of the Statements of Net Assets Available for Benefits of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan as of December 31, 2009 and 2008, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the required supplemental schedule of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan as of December 31, 2009, which report is included in this Annual Report on Form 11-K of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan.
/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 28, 2010